RESORTS WORLD BHD.
(Incorporated in Malaysia under Company No: 58019-U)



Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur.
P. O. Box 12745, 50788 Kuala Lumpur, Malaysia.
Tel: 03-21613833, 20323833 Fax: 03-21615304
Telex: MA 30022 Cable: Gentotel-Kuala Lumpur

27 May 2005

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

BY FAX/COURIER

Dear Sirs

RESORTS WORLD BHD.
EXEMPTION NO. 82-3229

We enclose a copy of the First Quarterly Report comprising the condensed unaudited Income Statement, Balance Sheet, Statement of Changes in Equity, Cash Flow Statement and Explanatory Notes for the first quarter ended 31 March 2005 for filing pursuant to exemption no. 82-3229 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Yours sincerely
RESORTS WORLD BHD.

TAN WOOI MENG
Group Company Secretary

Encls...
F:\USERS\SEC\ROZITA\LETTERS\SECDCF.USA.doc

Exemption No. 82-3229



Form Version 2.0

Financial Results

Ownership transfer to **RESORTS WORLD** on **27/05/2005 03:37:27 PM**
Submitted by **RESORTS WORLD** on **27/05/2005 06:48:12 PM**
Reference No **RW-050527-9E0A8**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**RESORTS WORLD BHD**
* Stock name	:	**RESORTS**
* Stock code	:	**4715**
* Contact person	:	**TAN WOOI MENG**
* Designation	:	**GROUP COMPANY SECRETARY**

Part A1 : QUARTERLY REPORT

*** Quarterly report for the financial period ended** : **31/03/2005**

*** Quarter** : ● **1 Qtr** ○ **2 Qtr** ○ **3 Qtr** ○ **4 Qtr** ○ **Other**

*** Financial Year End** : **31/12/2005**

*** The figures** : ○ **have been audited** ● **have not been audited**

Please attach the full Quarterly Report here:

RWG-1Q2005 .pd

Remarks:

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
*** 31/03/2005**

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER *	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE *	PRECEDING YEAR CORRESPONDING PERIOD
		31/03/2005	31/03/2004	31/03/2005	31/03/2004
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Revenue	802,770	725,886	802,770	725,886
2	Profit/(loss) before tax	264,114	242,250	264,114	242,250

3	Profit/(loss) after tax and minority interest	201,049	168,055	201,049	168,055
4	Net profit/(loss) for the period	201,049	168,055	201,049	168,055
5	Basic earnings/(loss) per share (sen)	18.41	15.39	18.41	15.39
6	Dividend per share (sen)	0.00	0.00	0.00	0.00
		AS AT END OF CURRENT QUARTER *		AS AT PRECEDING FINANCIAL YEAR END	
7	Net tangible assets per share (RM)	4.5600		4.3500	

Remarks :

Note: For full text of the above announcement, please access the Bursa Malaysia website at www.bursamalaysia.com

Part A3 : ADDITIONAL INFORMATION

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER*	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE*	PRECEDING YEAR CORRESPONDING PERIOD
		31/03/2005	31/03/2004	31/03/2005	31/03/2004
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Profit/(Loss) from operations	269,000	264,012	269,000	264,012
2	Gross interest income	2,999	3,212	2,999	3,212
3	Gross interest expense	10,971	15,886	10,971	15,886

Remarks :

Note: The above information is for the Exchange internal use only.



RESORTS WORLD BHD

(Incorporated in Malaysia under Company No. 58019-U)
Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur. P.O. Box 10937
50930 Kuala Lumpur, Malaysia. Tel: 03-21612288, Fax: 03-21615304 Telex: MA 30022.
Website: http://www.genting.com.my

FIRST QUARTERLY REPORT

Quarterly report on consolidated results for the financial period ended 31 March 2005. The figures have not been audited.

CONDENSED CONSOLIDATED INCOME STATEMENTS
FOR THE FINANCIAL PERIOD ENDED 31 MARCH 2005

	UNAUDITED INDIVIDUAL QUARTER		UNAUDITED CUMULATIVE PERIOD	
	Current year quarter	Preceding year corresponding quarter	Current year-to-date	Preceding year corresponding period
	31.3.2005	31.3.2004	31.3.2005	31.3.2004
	RM'000	RM'000	RM'000	RM'000
Revenue	**802,770**	725,886	**802,770**	725,886
Cost of sales	**(493,453)**	(426,479)	**(493,453)**	(426,479)
Gross profit	**309,317**	299,407	**309,317**	299,407
Other income	**6,242**	6,252	**6,242**	6,252
Other expenses	**(46,559)**	(41,647)	**(46,559)**	(41,647)
Profit from operations	**269,000**	264,012	**269,000**	264,012
Finance cost	**(11,066)**	(15,981)	**(11,066)**	(15,981)
Share of results in associates	**6,180**	(5,781)	**6,180**	(5,781)
Profit from ordinary activities before taxation	**264,114**	242,250	**264,114**	242,250
Taxation	**(63,160)**	(74,290)	**(63,160)**	(74,290)
Profit from ordinary activities after taxation	**200,954**	167,960	**200,954**	167,960

CONDENSED CONSOLIDATED INCOME STATEMENTS
FOR THE FINANCIAL PERIOD ENDED 31 MARCH 2005

	UNAUDITED INDIVIDUAL QUARTER		UNAUDITED CUMULATIVE PERIOD	
	Current year quarter	Preceding year corresponding quarter	Current year-to-date	Preceding year corresponding Period
	31.3.2005	31.3.2004	31.3.2005	31.3.2004
	RM'000	RM'000	RM'000	RM'000
Minority shareholders' interest	**95**	95	**95**	95
Net profit for the period	**201,049**	168,055	**201,049**	168,055
Basic earnings per share (sen)	**18.41**	15.39	**18.41**	15.39
Diluted earnings per share (sen)	**18.41**	15.38	**18.41**	15.38

(The Condensed Consolidated Income Statements should be read in conjunction with the audited Financial Statements for the financial year ended 31 December 2004.)

RESORTS WORLD BHD
CONDENSED CONSOLIDATED BALANCE SHEET

	Unaudited As at end of current period 31.3.2005 RM'000	Audited As at preceding financial year end 31.12.2004 RM'000
NON - CURRENT ASSETS		
Property, plant and equipment	**3,406,810**	3,383,861
Land held for property development	**186,117**	186,117
Associates	**2,095,250**	2,070,339
Other long term assets	**18,693**	20,563
CURRENT ASSETS		
Inventories	**48,123**	47,340
Trade and other receivables	**113,700**	112,569
Amount due from other related companies	**2,291**	3,853
Amount due from associates	**2,971**	3,473
Short term investments	**491,858**	374,002
Bank balances and deposits	**301,891**	371,948
	960,834	913,185
LESS: CURRENT LIABILITIES		
Trade and other payables	**376,009**	507,498
Amount due to holding company	**9,260**	12,902
Amount due to other related companies	**28,362**	21,508
Amount due to associates	**15,657**	14,407
Short term borrowings	**414,343**	414,343
Taxation	**49,366**	38,518
	892,997	1,009,176
NET CURRENT ASSETS/ (LIABILITIES)	**67,837**	(95,991)
	5,774,707	5,564,889
SHARE CAPITAL	**545,923**	545,922
RESERVES	**4,427,440**	4,207,114
SHAREHOLDERS' EQUITY	**4,973,363**	4,753,036
MINORITY INTERESTS	**8,814**	8,910
LONG TERM LIABILITIES		
Long term borrowings	**580,688**	580,688
Other long term liabilities	**62,902**	65,059
Deferred taxation	**148,940**	157,196
TOTAL LONG TERM LIABILITIES	**792,530**	802,943
	5,774,707	5,564,889
NET TANGIBLE ASSETS PER SHARE (RM)	**4.56**	4.35

(The Condensed Consolidated Balance Sheet should be read in conjunction with the audited Financial Statements for the financial year ended 31 December 2004.)

RESORTS WORLD BHD

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE FINANCIAL PERIOD ENDED 31 MARCH 2005

	Share Capital RM'000	Share Premium RM'000	Other Reserves RM'000	Unappropriated Profit RM'000	Total RM'000
Balance at 1 January 2004	545,922	33,333	6,796	3,559,314	4,145,365
Net profit for the financial period	-	-	-	168,055	168,055
Other movement during the period	-	-	(164)	-	(164)
Balance at 31 March 2004	**545,922**	**33,333**	**6,632**	**3,727,369**	**4,313,256**
Balance at 1 January 2005	545,922	33,333	6,546	4,167,235	4,753,036
Net profit for the financial period	-	-	-	201,049	201,049
Other movement during the period	1	16	19,261	-	19,278
Balance at 31 March 2005	**545,923**	**33,349**	**25,807**	**4,368,284**	**4,973,363**

(The Condensed Consolidated Statements of Changes in Equity should be read in conjunction with the audited Financial Statements for the financial year ended 31 December 2004.)

RESORTS WORLD BHD
CONDENSED CONSOLIDATED CASH FLOW STATEMENT
FOR THE FINANCIAL PERIOD ENDED 31 MARCH 2005

	Unaudited Current Year-To-Date 31.3.2005 RM'000	Unaudited Current Year-To-Date 31.3.2004 RM'000
CASH FLOWS FROM OPERATING ACTIVITIES		
Profit from ordinary activities before taxation	264,114	242,250
Adjustments for:		
Depreciation of property, plant and equipment	55,307	48,754
Interest expense	10,971	15,886
Interest income	(2,999)	(3,212)
Share of results in associates	(6,180)	5,781
Other non-cash items and adjustments	2,653	518
	59,752	67,727
Operating profit before working capital changes	323,866	309,977
Net change in current assets	(2,785)	(4,133)
Net change in current liabilities	(88,342)	(40,464)
	(91,127)	(44,597)
Cash generated from operations	232,739	265,380
Net tax paid	(59,904)	(57,669)
Retirement gratuities paid	(573)	(70,049)
Other net operating receipts	457	1,335
	(60,020)	(126,383)
Net Cash From Operating Activities	172,719	138,997
CASH FLOWS FROM INVESTING ACTIVITIES		
Property, plant and equipment	(117,963)	(66,801)
Other investments	2,771	(17,526)
Net Cash Used In Investing Activities	(115,192)	(84,327)
CASH FLOWS FROM FINANCING ACTIVITIES		
Interest paid	(9,745)	(14,843)
Proceeds from issuance of shares	17	-
Net Cash Used In Financing Activities	(9,728)	(14,843)
NET INCREASE IN CASH AND CASH EQUIVALENTS	47,799	39,827
CASH AND CASH EQUIVALENTS AT BEGINNING OF FINANCIAL PERIOD	630,357	679,959
CASH AND CASH EQUIVALENTS AT END OF FINANCIAL PERIOD	678,156	719,786
ANALYSIS OF CASH AND CASH EQUIVALENTS		
Bank balances and deposits	301,891	377,529
Money market instruments (included in short term investments)	376,265	342,257
CASH AND CASH EQUIVALENTS AT END OF FINANCIAL PERIOD	678,156	719,786

(The Condensed Consolidated Cash Flow Statement should be read in conjunction with the audited Financial Statements for the financial year ended 31 December 2004.)

RESORTS WORLD BHD
NOTES TO THE INTERIM FINANCIAL REPORT - FIRST QUARTER ENDED 31 MARCH 2005

Part I : Compliance with Financial Reporting Standard (FRS) 134 (formerly known as MASB 26)

a) Accounting Policies and Methods of Computation

The interim financial report is unaudited and has been prepared in accordance with Financial Reporting Standard (FRS) 134: Interim Financial Reporting (formerly known as MASB 26) and paragraph 9.22 of the Bursa Malaysia Securities Berhad ("Bursa Malaysia") Listing Requirements.

The interim financial report should be read in conjunction with the audited financial statements of the Group for the financial year ended 31 December 2004. The accounting policies and methods of computation adopted for the interim financial statements are consistent with those adopted for the annual audited financial statements for the financial year ended 31 December 2004 as well as any new accounting standards that are effective and applicable in the current financial year.

b) Disclosure of Audit Report Qualification and Status of Matters Raised

The audit report of the Group's annual financial statements for the year ended 31 December 2004 was not qualified.

c) Seasonal or Cyclical Factors

The business operations of the Group's leisure and hospitality division are subject to seasonal fluctuations. The results are affected by major festive seasons and holidays.

d) Unusual Items Affecting Assets, Liabilities, Equity, Net Income or Cash Flow

There has not arisen in the current financial period ended 31 March 2005 of any nature and amount of items affecting assets, liabilities, equity, net income, or cash flows that are unusual because of their nature, size, or incidence.

e) Material Changes in Estimates

There were no major changes in estimates of amounts reported in prior interim periods of the current financial period ended 31 March 2005 or that of prior financial years.

f) Changes in Debt and Equity Securities

The Company issued 2,000 new ordinary shares of 50 sen each, for cash, arising from the exercise of options granted under the Executive Share Option Scheme at an exercise price of RM8.50 per ordinary share during the current financial period ended 31 March 2005.

g) Dividends Paid

No dividend has been paid for the current financial period ended 31 March 2005.

h) *Segment Information*

Segment analysis for the financial period ended 31 March 2005 is set out below:

	Leisure & Hospitality RM' 000	Properties RM' 000	Others RM' 000	Eliminations RM' 000	Total RM' 000
Revenue					
External	792,907	1,723	8,140	-	802,770
Inter segment	284	1,781	11,468	(13,533)	-
	793,191	3,504	19,608	(13,533)	802,770
Results					
Segment profit	264,305	837	859		266,001
Interest income					2,999
Finance cost					(11,066)
Share of results in associates	6,180				6,180
Profit from ordinary activities before taxation					264,114
Taxation					(63,160)
Profit from ordinary activities after taxation					200,954
Minority shareholders' interest					95
Net profit for the period					201,049

i) *Valuation of Property, Plant and Equipment*

There was no valuation of property, plant and equipment since the last financial year ended 31 December 2004.

j) *Material Events Subsequent to the end of Financial Period*

Other than the corporate proposals as reported in Note 8 of Part II of this interim financial report, there were no other material events subsequent to the end of the current financial period ended 31 March 2005 that have not been reflected in this interim financial report.

k) *Changes in the Composition of the Group*

There have been no material changes in the composition of the Group for the current financial period ended 31 March 2005.

l) Changes in Contingent Liabilities or Contingent Assets

There were no material changes in the contingent liabilities or contingent assets since the last financial year ended 31 December 2004 except for the following contingent asset as disclosed below:

Contingent Asset

Resorts World Limited ("RWL"), an indirect wholly-owned subsidiary of the Company, had in November 2000 disposed its interest of 10.3 million shares of NCL Holding ASA to Arrasas Limited ("Arrasas"), a wholly-owned subsidiary of Star Cruises Limited, which in turn is a 36% associate of the Group, at Norwegian Kroner ("NOK") 15 per share. The valuation proceedings at the Oslo City Court, ongoing since October 2001, culminated in the valuation court's decision on 5 December 2003, which fixed the redemption price at NOK 25 per share. Pursuant to this decision, Arrasas is required to pay NOK 10 per share (representing the amount in excess of NOK 15 per share as previously agreed under respective stock purchase agreements). Consequently, RWL may receive an additional consideration amounting to USD16.3 million (approximately RM61.8 million). On 8 January 2004, Arrasas appealed the decision. The Appeal Court has to conduct, inter alia, full new valuation proceedings to reassess the redemption price for the shares. It is likely that the outcome of the said appeal will be known sometime towards the end of the first half of 2005.

m) Capital Commitments

Capital commitments not provided for in the financial statements as at 31 March 2005 are as follows:

	RM'000
Authorised property, plant and equipment expenditure not provided for in the financial statements :	
- contracted	113,507
- not contracted	466,656
	580,163

ADDITIONAL INFORMATION REQUIRED BY THE LISTING REQUIREMENTS OF BURSA MALAYSIA SECURITIES BERHAD – FIRST QUARTER ENDED 31 MARCH 2005

Part II : Compliance with Appendix 9B of Bursa Malaysia Listing Requirements

1) Review of Performance

	INDIVIDUAL QUARTER			PRECEDING QUARTER	
	1Q2005 RM'Mil	**1Q2004 RM'Mil**	**% +/-**	**4Q2004 RM'Mil**	**% +/-**
Revenue					
Leisure & Hospitality	**793.0**	714.9	*+11*	703.9	*+13*
Properties	**1.7**	1.6	*+6*	1.9	*-11*
Others	**8.1**	9.3	*-13*	3.3	*>100*
	802.8	725.8	*+11*	709.1	*+13*
Profit Before Tax					
Leisure & Hospitality	**264.3**	259.3	*+2*	140.1	*+89*
Properties	**0.8**	0.8	-	(14.3)	*>100*
Others	**0.9**	0.7	*+29*	(1.3)	*>100*
	266.0	260.8	*+2*	124.5	*>100*
Interest income	**3.0**	3.2	*-6*	5.4	*-44*
Finance cost	**(11.1)**	(16.0)	*+31*	(18.5)	*+40*
Share of results in associates	**6.2**	(5.8)	*>100*	(41.6)	*>100*
Profit before tax	**264.1**	242.2	*+9*	69.8	*>100*

The Group registered revenue and profit before tax of RM802.8 million and RM264.1 million respectively for the current quarter. This is an increase of 11% and 9% respectively compared to the previous year's corresponding quarter.

The increase in the current quarter's revenue and profit before taxation is mainly attributable to the better underlying performance in the leisure and hospitality segment which was mainly due to higher visitor arrivals.

2) Material Changes in Profit Before Taxation for the Current Quarter as compared with the Immediate Preceding Quarter

The Group registered a profit before tax of RM264.1 million in the current quarter as compared to RM69.8 million in the preceding quarter.

The higher profit is mainly due to improvements in results of an associate, Star Cruises Limited ("SCL"). The share of profits in SCL amounted to RM6.2 million in the current quarter as compared to share of losses of RM41.6 million in the preceding quarter.

The leisure and hospitality segment reported higher profit for the current quarter mainly due to weaker performance in the preceding quarter as a result of lower luck factor in the premium player business, property, plant and equipment written off and assets impairment losses.

The properties segment also reported a higher profit which is mainly due to the capitalised expenditure written off amounting to RM15.1 million incurred in the preceding quarter.

3) ***Prospects***

In line with the Government's continual policy to promote Malaysia as an international tourist destination and barring unforeseen circumstances, the Group's performance is expected to be satisfactory for the remaining period of the year.

4) ***Variance of Actual Profit from Forecast Profit***

The Group did not issue any profit forecast or profit guarantee for the year.

5) ***Taxation***

Taxation charges for the current quarter and current financial period ended 31 March 2005 are as follows:

	Current quarter RM'000	Current financial period ended 31 March 2005 RM'000
Current Taxation		
Malaysian taxation	75,378	75,378
Deferred Taxation	823	823
	76,201	76,201
Share of tax in associates	531	531
	76,732	76,732
Over provision in respect of prior years		
Income tax	(4,492)	(4,492)
Deferred taxation	(9,080)	(9,080)
	63,160	63,160

The effective tax rate of the Group for the current quarter and current financial period ended 31 March 2005, before the adjustment of taxation in respect of prior years, is higher than the statutory tax rate mainly due to the non-deductibility of certain expenses for tax purposes.

6) ***Profit on Sale of Unquoted Investments and/or Properties***

The results for the current quarter and current financial period ended 31 March 2005 do not include any profit or loss on sale of unquoted investments and properties which are not in the ordinary course of business.

7) ***Quoted Securities other than Securities in Existing Subsidiaries and Associates***

(a) There were no dealings in quoted securities for the current quarter and financial period ended 31 March 2005.

(b) The details of the investments in quoted shares excluding associates, as at 31 March 2005 are as set out below:

	RM'000
Total investments at cost	115,593
Total investments at book value	115,593
Total investments at market value	210,963

On 11 May 2005, the Group disposed of its equity interest of 26,343,468 ordinary shares of 5p each in London Clubs International plc ("LCI") to Palomino Limited, a related company of the Group for a consideration of GBP31,713,847 (approximately RM228.8 million), realising a net gain of RM112.2 million for the Group.

8) Status of Corporate Proposals Announced

(i) On 2 June 2004, the Company announced that Genting Irama Sdn Bhd ("GISB"), a wholly-owned subsidiary of the Company, has signed a Joint Venture Agreement ("JVA") with INTI Higher Learning Centre Sdn Bhd ("IHLC"), to establish a joint venture company for the purpose of operating a college to be named as Kolej Antarabangsa Genting INTI. A joint venture company, Genting INTI Education Sdn Bhd was incorporated on 21 July 2004 with an issued and paid-up share capital of 200,000 ordinary shares of RM1.00 each, which are held in equal shares by GISB and IHLC.

As at 20 May 2005, the completion of the Joint Venture is still outstanding pending the fulfilment of the other conditions precedent.

(ii) On 13 April 2005, the Company announced that the present mandate granted by the shareholders on 23 June 2004 to buy back its own shares will expire at the conclusion of the forthcoming Annual General Meeting ("AGM"). In this regard, the Company proposes to seek from its shareholders at the aforesaid AGM to be convened, a renewal of the authority to purchase up to a maximum of ten per centum (10%) of the issued and paid-up ordinary share capital of the Company comprising 1,091,845,334 ordinary shares of RM0.50 each as at 13 April 2005 ("the Proposed Share Buy-Back").

As at 20 May 2005, the Proposed Share Buy-Back is subject to the approval of the shareholders at the AGM to be convened.

(iii) On 13 May 2005, the Company, through Commerce International Merchant Bankers Berhad, announced that Resorts World Limited ("RWL") entered into a Share Sale and Purchase Agreement ("SSPA") with Genting International PLC ("GIPLC") for the proposed disposal of its entire equity interest in Geremi Limited ("Geremi"). The SSPA was entered into pursuant to RWL's acceptance of an offer made by GIPLC through a letter of offer dated 10 May 2005, to acquire RWL's interest in Geremi.

The sale consideration of USD4.6 million (approximately RM17.48 million) shall be satisfied through the issuance of 26,136,364 new GIPLC Shares at an issue price of USD0.176 per GIPLC Share. The new GIPLC Shares are to be allotted and issued in the name of RWL and/or its nominees.

The SSPA is conditional on the following conditions being fulfilled or complied with within six (6) months from the date of the SSPA or within any extended period thereof:

(a) completion of the disposal by the Company of its 20% equity interest in E-Genting Holdings Sdn. Bhd. to Geremi, which has become unconditional but is pending completion procedures;

(b) approval of the shareholders of the Company; and

(c) all other approvals that may be required or imposed by the relevant authorities for the purposes of the SSPA.

The proposed disposal by RWL of Geremi requires the following approvals:

(a) approval of the shareholders of the Company at an Extraordinary General Meeting to be convened. The approval of the shareholders of the Company is required for the proposed disposal pursuant to the principles of aggregation set out in Practice Note No.14/2002 issued in relation to Chapter 10 of the Listing Requirements of Bursa Malaysia; and

(b) all other approvals that may be required or imposed by the relevant authorities for the purposes of the SSPA.

GIPLC will make an application to the Luxembourg Stock Exchange for the listing of the new GIPLC shares to be issued pursuant to the proposed disposal by RWL. Barring any unforeseen circumstances, RWL's proposed disposal is expected to be completed by the fourth quarter of 2005.

Other than the above, there were no other corporate proposals announced but not completed as at 20 May 2005.

9) *Group Borrowings and Debt Securities*

The details of the Group's borrowings are as set out below:

	As at 31 March 2005		
		Foreign currency '000	**RM Equivalent '000**
Short term borrowings	Unsecured	USD 109,038	414,343
Long term borrowings	Unsecured	USD 152,813	580,688
			995,031

10) *Off Balance Sheet Financial Instruments*

As at 20 May 2005, the Group has the following off balance sheet financial instruments:

(a) **Foreign Currency Contracts**

Currency	Contract Amounts '000	Transaction Date	Expiry Date
US Dollars	996	01/10/2004	25/7/2005
US Dollars	26,881	21/03/2005	24/05/05 to 12/12/2005
US Dollars	114	12/05/2005	13/06/05
Total	27,991		

As the above foreign currency contracts are entered into to cover the Group's commitments in foreign currencies, the contracted rates will be used to translate the underlying foreign currency transactions into Ringgit Malaysia. The above contracts are entered into with licensed banks.

(b) USD Interest Rate Swap ("IRS")

(i) On 25 April 2001, the Group had drawndown a loan amounting to USD200 million which was subjected to a floating interest rate based on LIBOR. A total of US$120 million has been repaid to date. The balance outstanding on this loan amounts to USD80 million.

The outstanding IRS agreements entered into by the Group in respect of the loan are as follows:

Transaction Date	Effective Date of Commencement	Maturity Dates	Outstanding Contract Amounts USD '000
13 August 2001	25 October 2001	25/04/2005 to 25/04/2006	24,000
16 August 2001	25 October 2001	25/04/2005 to 25/04/2006	24,000
22 August 2001	25 October 2001	25/04/2005 to 25/04/2006	16,000
30 August 2001	25 October 2001	25/04/2005 to 25/04/2006	16,000
Total			80,000

The above swaps effectively fix the interest rate payable on that tranche of the loan from the respective effective dates of commencement of contracts and up to their respective maturity dates as set out above.

(ii) On 27 November 2002, the Group had drawndown a loan amounting to USD53 million which was subjected to a floating interest rate based on LIBOR. On 29 November 2004, USD13.25 million was repaid. The balance outstanding on this loan amounts to USD39.75 million.

The outstanding IRS agreements entered into by the Group in respect of the loan are as follows:

Transaction Date	Effective Date of Commencement	Maturity Dates	Outstanding Contract Amounts USD '000
11 June 2003	27 May 2003	28/11/2005 to 27/11/2007	19,101
16 January 2004	28 May 2004	28/11/2005 to 27/11/2007	20,649
Total			39,750

The above IRS effectively swap the interest rate payable from floating rate to floating rate in arrears subjected to a cap on the LIBOR of 5% per annum from the respective effective dates of commencement of contracts and up to their respective maturity dates.

(iii) On 24 November 2003 and 11 December 2003, the Group had drawndown total loans amounting to USD46.35 million which were subjected to floating interest rates based on LIBOR.

Subsequently, the Group entered into IRS agreements as follows:

Transaction Date	Effective Date of Commencement	Maturity Dates	Outstanding Contract Amounts USD '000
12 April 2004	24 May 2004	25/11/2005 to 24/11/2008	18,000
12 April 2004	11 June 2004	12/12/2005 to 11/12/2008	5,175
13 April 2004	24 May 2004	25/11/2005 to 24/11/2008	18,000
07 May 2004	11 June 2004	12/12/2005 to 11/12/2008	5,175
Total			46,350

The above swaps effectively fix the interest rate payable on that tranche of the loan from the respective effective dates of commencement of contracts and up to their respective maturity dates as set out above.

These instruments are executed with creditworthy financial institutions and the Directors are of the view that the possibility of non-performance by these financial institutions is remote on the basis of their financial strength.

The Group uses derivative financial instruments including interest rate swap and currency swap agreements in order to limit the Group's exposure in relation to its underlying debt instruments resulting from adverse fluctuations in interest rates or foreign currency exchange rates and to diversify sources of funding. The related interest differentials under the swap agreements are recognised over the terms of the agreements in interest expense.

11) Changes in Material Litigation

There are no pending material litigations as at 20 May 2005.

12) Dividend Proposed or Declared

No dividend has been proposed or declared for the current quarter ended 31 March 2005.

13) Earnings per share ("EPS")

(a) The earnings used as the numerator in calculating basic and diluted earnings per share for the current quarter and financial period ended 31 March 2005 are as follows:

	Current quarter RM'000	Current financial period ended 31 March 2005 RM'000
Net profit for the period (used as numerator for the computation of Basic and Diluted EPS)	201,049	201,049

(b) The weighted average number of ordinary shares used as the denominator in calculating basic and diluted earnings per share for the current quarter and financial period ended 31 March 2005 are:

	Current quarter	**Current financial period ended 31 March 2005**
	Number of shares	**Number of shares**
Weighted average number of ordinary shares in issue (used as denominator for the computation of Basic EPS)	1,091,843,806	1,091,843,806
Adjustment for share options granted under the Executive Share Option Scheme For Eligible Executives of Resorts World Bhd	120,427	120,427
Weighted average number of ordinary shares in issue (used as denominator for the computation of Diluted EPS)	1,091,964,233	1,091,964,233

TAN SRI LIM KOK THAY
Chairman, President and Chief Executive
RESORTS WORLD BHD

27 May 2005

RESORTS WORLD BHD.
(Incorporated in Malaysia under Company No: 58019-U)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur.
P. O. Box 12745, 50788 Kuala Lumpur, Malaysia.
Tel: 03-21613833, 20323833 Fax: 03-21615304
Telex: MA 30022 Cable: Gentotel-Kuala Lumpur

1 June 2005

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

BY FAX/COURIER

Dear Sirs

RESORTS WORLD BHD.
EXEMPTION NO. 82-3229

We enclose a copy of the announcement of the Company pertaining to the subscription for additional ordinary shares of RM1/- each in Genting INTI Education Sdn Bhd for filing pursuant to exemption no. 82-3229 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Yours sincerely
RESORTS WORLD BHD.

TAN WOOI MENG
Group Company Secretary

Encls...
F:\USERS\SEC\ROZITA\LETTERS\SECDCF.USA.doc



Form Version 2.0

General Announcement

Ownership transfer to **RESORTS WORLD** on **31/05/2005 05:46:12 PM**

Reference No **RW-050531-5A9D5**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**RESORTS WORLD BHD**
* Stock name	:	**RESORTS**
* Stock code	:	**4715**
* Contact person	:	**MR TAN WOOI MENG**
* Designation	:	**GROUP COMPANY SECRETARY**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

RESORTS WORLD BHD ("RWB")
SUBSCRIPTION FOR ADDITIONAL ORDINARY SHARES OF RM1/- EACH IN GENTING INTI EDUCATION SDN BHD

* **Contents :-**

1. **INTRODUCTION**

The Board of Directors of the Company wishes to announce that Genting INTI Education Sdn Bhd ("Genting INTI"), an associate of Genting Irama Sdn Bhd ("GISB"), which in turn is a wholly-owned subsidiary of the Company, has on 30 May 2005 increased its issued and paid-up share capital by allotting at par 2,800,000 ordinary shares of RM1/- each. GISB has subscribed for an additional 950,000 ordinary shares of RM1/- each in Genting INTI. Upon the subscription of shares by GISB, GISB will hold 1,050,000 ordinary shares of RM1/- each representing 35% of the enlarged issued and paid-up share capital of Genting INTI.

The new shares issued and allotted rank pari passu, in all respect with the existing Genting INTI's ordinary shares save and except that they will not be entitled to any dividends, rights, allotments and/or other distributions, the date of which precedes the date of allotment.

Genting INTI was incorporated in Malaysia on 21 July 2004 and its issued and paid-up share capital after the allotment is RM3,000,000/- comprising 3,000,000 ordinary shares of RM1/- each. Genting INTI is a joint-venture with INTI Higher Learning Centre Sdn Bhd for the purpose of operating a college to offer tertiary and vocational education for the tourism, leisure and hospitality industry.

2. **FINANCIAL EFFECTS**

The aforesaid subscription will not have any effect on the issued and paid-up share capital and substantial shareholders' shareholdings of RWB, and is not expected to have any material effect on the net tangible assets per share and earnings per share of RWB Group for the financial year ending 31 December 2005.

3. DIRECTORS' AND MAJOR SHAREHOLDINGS' INTERESTS

None of the Directors or major shareholders of RWB or persons connected to them has any interest, direct or indirect, in the aforesaid subscription.

4. APPROVALS REQUIRED

The aforesaid subscription is not subject to the approval of RWB's shareholders or the relevant authorities.

Yours sincerely
RESORTS WORLD BHD

Tan Wooi Meng
Group Company Secretary

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

RESORTS WORLD BHD.
(Incorporated in Malaysia under Company No: 58019-U)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur.
P. O. Box 12745, 50788 Kuala Lumpur, Malaysia.
Tel: 03-21613833, 20323833 Fax: 03-21615304
Telex: MA 30022 Cable: Gentotel-Kuala Lumpur

1 June 2005

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

BY COURIER

Dear Sirs

RESORTS WORLD BHD.
EXEMPTION NO. 82-3229

We enclose a copy of the 2004 Annual Report which contains the Notice of the Twenty-Fifth Annual General Meeting attached with a copy of the Share Buy-Back Statement for filing pursuant to exemption no. 82-3229 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934 for your attention.

Yours sincerely
RESORTS WORLD BHD.

TAN WOOI MENG
Group Company Secretary

Encls...
F:\USERS\SEC\ROZITA\LETTERS\SECDCF.USA.doc

THIS STATEMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to the action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately.

If you have sold or transferred all your shares in Resorts World Bhd, you should at once send this Statement together with the enclosed Form of Proxy to the agent through whom the sale or transfer was contracted for onward transmission to the purchaser or transferee.

Bursa Malaysia Securities Berhad has not perused this Statement prior to its issuance, takes no responsibility for the contents of this Statement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents in this Statement.



RESORTS WORLD BHD

(58019-U)
(Incorporated in Malaysia)

SHARE BUY-BACK STATEMENT

IN RELATION TO THE

PROPOSED RENEWAL OF THE AUTHORITY FOR THE PURCHASE OF UP TO TEN (10) PER CENTUM OF THE ISSUED AND PAID-UP ORDINARY SHARE CAPITAL OF THE COMPANY PURSUANT TO SECTION 67A OF THE COMPANIES ACT, 1965

The Ordinary Resolution in respect of the above Proposal will be tabled at the Twenty-Fifth Annual General Meeting of the Company to be held at 26th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur on Tuesday, 28 June 2005 at 3.00 p.m, together with the Form of Proxy set out in the 2004 Annual Report of the Company despatched together with this Statement.

Last day and time for lodging the Form of Proxy	:	Sunday, 26 June 2005 at 3.00 p.m.
Date and time of the Annual General Meeting	:	Tuesday, 28 June 2005 at 3.00 p.m.

DEFINITIONS

Unless where the context otherwise requires, the following definitions shall apply throughout this Statement:

Act	:	Companies Act, 1965
AGM	:	Annual General Meeting
Board	:	Board of Directors of Resorts
Bursa Malaysia		Bursa Malaysia Securities Berhad (635998-W)
Code	:	Malaysian Code on Take-Overs and Mergers, 1998
EPS	:	Earnings per share
Market Day	:	Any day between Monday and Friday (inclusive) which is not a public holiday and on which Bursa Malaysia is open for trading of securities
NTA	:	Net tangible assets
Proposed Renewal	:	Proposed renewal of the authority to enable Resorts to purchase Resorts Shares for up to ten (10) per centum of the issued and paid-up share capital of the Company
Resorts or Company	:	Resorts World Bhd (58019-U)
Resorts Group or Group	:	Resorts and its subsidiaries
Resorts Share(s)	:	Ordinary share(s) of RM0.50 each in Resorts
RM and sen	:	Ringgit Malaysia and sen respectively

Words importing the singular shall, where applicable, include the plural and vice versa and words importing the masculine gender shall, where applicable, include the feminine and neuter genders and vice versa. Reference to persons shall include corporations.

Any reference in this Statement to any enactment is a reference to that enactment as for the time being amended or re-enacted.

Any reference to a time of day in this Statement shall be a reference to Malaysian time, unless otherwise stated.

CONTENTS

LETTER TO THE SHAREHOLDERS OF RESORTS RELATING TO THE PROPOSED RENEWAL CONTAINING :



RESORTS WORLD BHD

(Company No.: 58019-U)
(Incorporated in Malaysia)

Registered Office:

24th Floor, Wisma Genting
Jalan Sultan Ismail
50250 Kuala Lumpur

31 May 2005

Directors:

Tan Sri Lim Kok Thay *(Chairman, President & Chief Executive)*
Tun Mohammed Hanif bin Omar *(Deputy Chairman)*
Tan Sri Alwi Jantan *(Executive Director)*
Mr. Quah Chek Tin *(Executive Director & Chief Operating Officer)*
Mr. Justin Tan Wah Joo *(Executive Director)*
Dato' Siew Nim Chee (Independent Non-Executive Director)
Tan Sri Wan Sidek bin Hj Wan Abdul Rahman (Independent Non-Executive Director)
Tan Sri Dr. Lin See Yan (Independent Non-Executive Director)
Tan Sri Clifford Francis Herbert (Independent Non-Executive Director)

To: The Shareholders of Resorts World Bhd

Dear Sir/Madam

PROPOSED RENEWAL OF THE AUTHORITY FOR THE PURCHASE OF OWN SHARES

1. INTRODUCTION

On 13 April 2005, the Company announced that it proposes to seek a renewal of an existing authorisation from its shareholders to purchase shares of the Company of up to ten (10) per centum of the issued and paid-up share capital of Resorts.

At the Twenty-Fourth AGM held on 23 June 2004, your Board obtained shareholders' approval to undertake the share buy-back of up to ten (10) per centum of the issued and paid-up share capital of Resorts through Bursa Malaysia.

The authority obtained by the Board for the purchase of own ordinary shares by the Company shall lapse at the conclusion of the forthcoming Twenty-Fifth AGM unless a renewal of authority of share buy-back is obtained from shareholders of Resorts.

In view of the authority expiring at the conclusion of the forthcoming AGM of Resorts, which will be held on Tuesday, 28 June 2005, a renewal of the authority of share buy-back is sought from the shareholders for the Proposed Renewal by way of an ordinary resolution.

The purpose of this Statement is to provide you with the details of the Proposed Renewal and to seek your approval for the ordinary resolution pertaining to the Proposed Renewal to be tabled at the forthcoming AGM of Resorts to be convened at 26th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur on Tuesday, 28 June 2005 at 3.00 p.m.

SHAREHOLDERS OF RESORTS ARE ADVISED TO READ THE CONTENTS OF THIS STATEMENT CAREFULLY BEFORE VOTING ON THE RESOLUTION PERTAINING TO THE PROPOSED RENEWAL

2. DETAILS OF THE PROPOSED RENEWAL

2.1 The Company proposes to seek from its shareholders a renewal of the authority to purchase up to a maximum of approximately 109,184,000 ordinary shares of RM0.50 each in Resorts representing approximately ten (10) per centum of the issued and paid-up share capital of the Company as at 29 April 2005 comprising of 1,091,845,334 ordinary shares of RM0.50 each, on Bursa Malaysia through up to two stockbrokers. The appointment of up to two stockbrokers would be lodged with Bursa Malaysia at a later date.

The authority from the shareholders, if renewed, shall be effective upon the passing of the ordinary resolution for the Proposed Renewal at the forthcoming AGM until the conclusion of the next AGM of the Company, unless earlier revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.

2.2 The Board proposes to allocate an amount of up to the retained profits and/or share premium account for the purchase of its own shares subject to compliance with Section 67A of the Act and any prevailing laws, rules, regulations, orders, guidelines and requirements issued by the relevant authorities at the time of the purchase ("Prevailing Laws") including compliance with the twenty five (25) per centum public shareholding spread as required by the Bursa Malaysia Listing Requirements. The retained profits and share premium account of the Company were RM5,760.20 million and RM33.3 million respectively, based on the audited financial statements as at 31 December 2004 and were RM5,966.60 million and RM33.3 million based on the management accounts as at 31 March 2005.

2.3 As at 29 April 2005, the public shareholding spread of the Company was approximately 42.23%. Assuming the share buy-back of ten (10) per centum of the issued and paid-up share capital of the Company is carried out in full, and the number of ordinary shares held by the substantial shareholders, Directors and persons related to the substantial shareholders and/or Directors remain unchanged, the public shareholding spread of the Company will be reduced to 35.81%.

2.4 Section 67A of the Act pertaining to the purchase of own shares by listed companies allows the treatment of purchased shares to be cancelled upon purchase, held as treasury shares or a combination of both. Purchased shares held as treasury shares may either be distributed as share dividends, resold on Bursa Malaysia in accordance with the relevant rules of Bursa Malaysia or subsequently cancelled. The decision whether to retain the ordinary shares in the Company as treasury shares and/or cancel them and/or resell the treasury shares and/or to distribute them as share dividends and/or subsequently cancel them will be made by the Board at the appropriate time. The distribution of treasury shares as share dividends may be applied as a reduction of the retained profits or share premium account of the Company subject to applicable prevailing laws.

While the purchased shares are held as treasury shares, the rights attached to them as to voting, dividends and participation in other distributions and otherwise are suspended and the treasury shares shall not be taken into account in calculating the number or percentage of shares or of a class of shares in the Company for any purposes including substantial shareholding, takeovers, notices, the requisitioning of meetings, the quorum for a meeting and the result of a vote on a resolution at a meeting.

2.5 Resorts may only purchase its own shares at a price which is not more than fifteen (15) per centum above the weighted average market price of Resorts Shares for the past five (5) market days immediately preceding the date of the purchase. The Company may only resell the purchased shares held as treasury shares at a price which is:

(a) not less than the weighted average market price of Resorts Shares for the five (5) market days immediately preceding the date of resale; or
(b) not less than 5% below the weighted average market price of Resorts Shares for the five

(i) the resale takes place no earlier than 30 days from the date of purchase; and
(ii) the resale price is not less than the cost of purchase of the shares being resold.

2.6 The Proposed Renewal will allow the Board to exercise the power of the Company to purchase its own shares at any time within the abovementioned time period using the internal funds of the Company and/or external borrowings. The amount of internally generated funds and/or external borrowings to be utilised will only be determined later depending on the available internally generated funds, actual number of Resorts Shares to be purchased and other relevant cost factors. The actual number of Resorts Shares to be purchased will depend on market conditions and sentiments of Bursa Malaysia as well as the retained profits and share premium account and financial resources available to the Company. The treatment of the purchased shares to be held as treasury shares, either distributed as share dividends or resold by the Company on Bursa Malaysia, or both, will in turn depend on the availability of, among others, retained profits, share premium account and tax credit (in relation to Section 108 of the Income Tax Act, 1967) of the Company.

In the event the Company purchases and holds its own shares using external borrowings, the Board would ensure that the Company has sufficient funds to repay the external borrowings and that the repayment would have no material effect on the cashflow of the Company.

3. RATIONALE FOR THE PROPOSED RENEWAL

The Proposed Renewal, if implemented, will enable the Resorts Group to utilise any of its surplus financial resources to purchase its own shares from the market. It may stabilise the supply and demand of its shares traded on the Main Board of Bursa Malaysia and thereby support its fundamental value.

If Resorts Shares purchased are subsequently cancelled, the EPS of Resorts may strengthen and if so, it is expected to benefit the shareholders of the Company.

The purchased shares can be held as treasury shares and resold on Bursa Malaysia at a higher price with the intention of realising a potential gain without affecting the total issued and paid-up share capital of the Company. Should any treasury shares be distributed as share dividends, this would serve to reward the shareholders of the Company.

The Proposed Renewal is not expected to have any potential material disadvantage to the Company and its shareholders as it will be exercised only after due consideration of the financial resources of the Resorts Group and of the resultant impact on its shareholders. The Board in exercising any decision to buy-back any Resorts Shares will be mindful of the interest of the Company and its shareholders.

4. FACTORS FOR SHAREHOLDERS TO CONSIDER

The Proposed Renewal, if implemented, may enable the Company to stabilise the supply and demand of Resorts Shares on the stock exchange and thereby support the Company's fundamental value. The Board would also have the opportunity to utilise its financial resources not immediately required for other uses to purchase Resorts Shares. Any cancellation of the Resorts Shares so purchased will increase the EPS of the Group if the income foregone or interest expense incurred on the shares purchased is less than the EPS before the share buy-back. In addition, shareholders may receive treasury shares as share dividends if the Board recommends their distribution.

The Proposed Renewal if implemented will, however, reduce the amount of resources available for distribution to the shareholders of the Company and may result in the Group having to forego other investment opportunities that may emerge in the future, or at least deprive the Company and the Group of interest income that can be derived from the funds utilised for any share buy-back. The working capital of the Group will also be affected, as any purchase of Resorts Shares will reduce the Group's cashflow depending on the actual number of shares purchased and their purchase price.

On the other hand, the financial resources of the Group may increase if the Resorts Shares so purchased and held as treasury shares are resold at prices higher than their purchase price.

In any case, the Board will be mindful of the interest of the Company, the Group and the shareholders in implementing the Proposed Renewal

5. EFFECTS OF THE PROPOSED RENEWAL

Assuming that the Company purchases up to approximately 109,184,000 Resorts Shares representing approximately ten (10) per centum of its issued and paid-up share capital and such shares purchased are cancelled or alternatively retained as treasury shares or both, the effects of the implementation of the Proposed Renewal on the share capital, substantial shareholders' and Directors' shareholdings, earnings, NTA, working capital and dividends are as set out below:

5.1 Share Capital

In the event that all the Resorts Shares purchased are cancelled, the implementation of the Proposed Renewal will result in the issued and paid-up share capital of the Company being reduced as follows:

	No. of ordinary shares of RM0.50 each
Issued and paid-up share capital as at 29 April 2005	1,091,845,334
Implementation of Proposed Renewal	(109,184,000)
Reduced share capital	982,661,334

However, the implementation of the Proposed Renewal will not have any effect on the issued and paid-up share capital of the Company if the Resorts Shares so purchased are retained as treasury shares.

5.2 Substantial Shareholders' Interests

The effect of the implementation of the Proposed Renewal on the shareholdings of the substantial shareholders of Resorts based on the Register of Substantial Shareholders as at 29 April 2005, is as follows:

	<--------No. of Resorts Shares held -------->							
	<--Before the Proposed Renewal-->				<--After the Proposed Renewal-->			
	Direct	%	Indirect	%	Direct	%	Indirect	%
Genting Berhad ("Genting")	630,470,000	57.74	-	-	630,470,000	64.16	-	-
Kien Huat Realty Sdn Bhd ("Kien Huat")	-	-	630,709,786*	57.77	-	-	630,709,786*	64.18
Parkview Management Sdn Bhd	-	-	630,709,786^	57.77	-	-	630,709,786^	64.18

Notes:

* *Deemed interested through its subsidiary and Genting.*

^ *Deemed interested through a subsidiary of Kien Huat and Genting.*

5.3 Directors' Shareholdings

The effect of the implementation of Proposed Renewal on the shareholdings of the Directors of Resorts based on the Register of Directors' Shareholdings as at 29 April 2005 is as follows:

	No. of Resorts Shares held							
	Before the Proposed Renewal				After the Proposed Renewal			
	Direct	%	Indirect	%	Direct	%	Indirect	%
Tan Sri Lim Kok Thay	50,000	#	-	-	50,000	#	-	-
Tun Mohammed Hanif bin Omar	1,000	#	-	-	1,000	#	-	-
Tan Sri Alwi Jantan	5,000	#	-	-	5,000	#	-	-
Quah Chek Tin	1,000	#	-	-	1,000	#	-	-
Justin Tan Wah Joo	-	-	-	-	-	-	-	-
Dato' Siew Nim Chee	-	-	-	-	-	-	-	-
Tan Sri Wan Sidek bin Hj Wan Abdul Rahman	-	-	-	-	-	-	-	-
Tan Sri Dr. Lin See Yan	-	-	-	-	-	-	-	-
Tan Sri Clifford Francis Herbert	-	-	-	-	-	-	-	-

Notes:

\# *Negligible*

5.4 Earnings

Where the shares so purchased are to be cancelled, the earnings of the Group will increase if the shares are purchased at prices below the NTA at the time of purchase. However, the increase in earnings will be affected to the extent of the reduction in interest income arising from funds utilised for the purchased shares or any increase in interest expense arising from borrowings to fund the purchase. In the event that the shares are treated as treasury shares and subsequently sold, the earnings of the Group will increase where the treasury shares are sold at prices above the NTA and any resultant increase in interest income of the Group.

5.5 NTA

If the purchased shares are kept as treasury shares, the NTA per share would decrease, unless the cost per share of the treasury shares purchased is below the NTA per share at the relevant point in time. This is because the treasury shares, which are required to be carried at cost, must be offset against equity and therefore would result in a decrease in NTA of the Company.

Similarly, if the purchased shares are cancelled as provided under Section 67A of the Act, the NTA per share of the Resorts Group will decrease, unless the cost per share of the purchased shares is below the NTA per share at the relevant point in time.

In the case where the purchased shares are treated as treasury shares and subsequently resold on Bursa Malaysia, the NTA per share of the Resorts Group will increase if the Company realises a gain from the resale, and vice-versa. If the treasury shares are distributed as share dividends, the NTA of the Resorts Group will decrease by the cost of the treasury shares.

5.6 Working Capital

The implementation of the Proposed Renewal will reduce the working capital of the Group, the quantum of which depends on, amongst others, the number of shares eventually purchased and the purchase prices of the shares.

For shares so purchased which are kept as treasury shares, upon its resale, the working capital of the Company will increase. Again, the quantum of the increase in the working capital will depend on the actual selling price of the treasury shares and the number of treasury shares resold.

5.7 Dividends

Assuming the Proposed Renewal is implemented in full and the dividend quantum is maintained at historical levels, the Proposed Renewal will have the effect of increasing the dividend rate of the Company as a result of the reduction in the issued and paid-up share capital of the Company per ordinary share of RM0.50 each.

For the financial year ended 31 December 2004, the Company has paid an interim dividend of 9.0 sen less Malaysian Income Tax and recommended a final dividend of 11.0 sen per ordinary share of RM0.50 each less Malaysian Income Tax announced on 25 February 2005. The recommended final dividend will be subject to shareholders' approval at the Company's forthcoming AGM.

6. IMPLICATION OF THE CODE

The direct shareholdings of Genting Berhad ("Genting") in Resorts as at 29 April 2005 is approximately 57.74% of the issued and paid-up share capital of the Company. In the event that the share buy-back of up to approximately ten (10) per centum is carried out in full in a period of six (6) months and the shares purchased are cancelled, the shareholdings of Genting in Resorts would increase to approximately 64.16% of the issued and paid-up share capital of the Company if the number of ordinary shares held by Genting is unchanged.

Pursuant to the Code, if a person or a group of persons acting in concert holds more than fifty (50) per centum of the voting shares of a company there is no obligation to undertake a mandatory general offer for the remaining ordinary shares of the Company not already owned by the said person or persons acting in concert. Accordingly, there will not be any implication relating to the Code arising from the Proposed Renewal.

7. APPROVAL REQUIRED

The Proposed Renewal is conditional upon approval from the shareholders of Resorts at the forthcoming AGM to be convened.

8. PURCHASE OF RESORTS SHARES

Currently, there are no shares of the Company which are held as treasury shares. The Company had not made any purchase of Resorts Shares in the previous twelve (12) months preceding the date of this Statement.

9. DIRECTORS' AND MAJOR SHAREHOLDERS' INTERESTS

Save for the proportionate increase in the percentage shareholdings and/or voting rights of the shareholders in the Company as a consequence of the Proposed Renewal, none of the Directors and/or major shareholders of Resorts or persons connected to them, has any interest, direct or indirect, in the Proposed Renewal or resale of treasury shares, if any.

10. DIRECTORS' RECOMMENDATION

Your Directors, after careful deliberation, are of the opinion that the Proposed Renewal is in the best interest of the Company. Accordingly, your Directors recommend that you vote in favour of the ordinary resolution to give effect to the Proposed Renewal at the forthcoming AGM.

Yours faithfully
For and on behalf of the Board of Directors
of **RESORTS WORLD BHD**

TUN MOHAMMED HANIF BIN OMAR
DEPUTY CHAIRMAN